Exhibit 99.1

SGOCO Group, Ltd. Announces Acquisition of Giant Credit Limited

On December 22, 2017, SGOCO Group, Ltd. (the “Company”) wholly-owned subsidiary, Giant Connection Limited, completed the acquisition of Giant Credit Limited contemplated by the Share Exchange Agreement (the “Agreement”) entered into by and between the parties in consideration for HK$19.6 million, which was satisfied by the allotment and issuance of 2,220,283 ordinary shares of the Company. The principal activities of Giant Credit Limited are money lending and property investment in Hong Kong. A copy of the Agreement is attached to this Form 6-K as Exhibit 4.1.